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                             June 2, 2021

       Vince Burgess
       President, Chief Executive Officer and Director
       Acutus Medical, Inc.
       2210 Faraday Ave., Suite 100
       Carlsbad, CA 92008

                                                        Re: Acutus Medical,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed May 27, 2021
                                                            File No. 377-04934

       Dear Mr. Burgess:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Alan Denenberg, Esq.